Exhibit (a)(3)

January 12, 2007

TO:        UNIT HOLDERS OF CONCORD MILESTONE PLUS, L.P.

SUBJECT:   OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all Units of limited partnership interests (each equity unit consisting of one Class A Interest and one Class B Interest, with such equity units referred to herein as "Units") in CONCORD MILESTONE PLUS, L.P. (the "Partnership") at a purchase price equal to:

                                   $8 per Unit
                                   -----------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CONCORD MILESTONE PLUS, L.P. without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. The Offer Price is 27% higher than the most recent tender offer made by CMG Partners, LLC and 28% higher than our most recent offer.


     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. Although one of the three properties is under contract for sale, the other two are not and there is no guarantee that any of the properties will be sold in the near future. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

     o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, your certificate (this is REQUIRED FOR TRANSFER), and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) February 16, 2007.